Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ENTERS INTO A STRATEGIC LICENSING DEAL WITH ZENYAKU KOGYO FOR THE DEVELOPMENT AND COMMERCIALIZATION OF EBLASAKIMAB IN JAPAN

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ASLAN will receive up to $15 million in upfront and near-term payments and up to an additional $123.5 million based on development and commercial milestones plus tiered royalties on sales in percentages ranging up to low twenties

•	Zenyaku Kogyo, a leading Japanese pharmaceutical company specializing in dermatology and oncology, plans to initiate a Phase 1 study of eblasakimab in Japan in the first half of 2024

•	Topline data from ASLAN’s global TREK-AD Phase 2b study of eblasakimab in moderate-to-severe AD patients is expected in early July 2023

San Mateo, California, Singapore, and Tokyo, Japan, June 22, 2023 – ASLAN Pharmaceuticals (“ASLAN”, Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, and a leading Japanese pharmaceutical company Zenyaku Kogyo Co., Ltd. (“Zenyaku”), a subsidiary of privately held Zenyaku Holdings Co., Ltd. (“Zenyaku Holdings”), today announced a strategic licensing agreement granting Zenyaku exclusive rights to develop and commercialize eblasakimab in atopic dermatitis (AD) and all other indications in Japan.

ASLAN will receive an upfront payment of $12 million and is eligible to receive an additional $3 million from Zenyaku upon achieving certain pre-agreed conditions for the TREK-AD Phase 2b trial data readout and delivery of the clinical study report, up to $29.5 million in development milestones and up to $94 million in commercial milestones. Zenyaku will make double digit royalty payments to ASLAN on net sales of eblasakimab in percentages ranging up to low twenties. Under the terms of the licensing agreement, Zenyaku will be responsible for all development and commercialization activities for eblasakimab in Japan. Zenyaku plans to initiate a Phase 1 study of eblasakimab in Japan in the first half of 2024. ASLAN retains an option that can be exercised at any time to reacquire the rights to eblasakimab in Japan in the future.

Zenyaku has extensive product development, regulatory and marketing expertise in dermatology and immunology indications in Japan. A long-term partner of leading global pharmaceutical companies, Zenyaku markets Rituxan® (rituximab) in the Japanese market, and conducts all clinical development in Japan. Zenyaku has successfully obtained regulatory approvals in Japan for Rituxan® in 11 additional indications, including several oncology and dermatology indications, 7 of which are unique to the Japanese market.

“We are extremely pleased to partner with Zenyaku, a leading Japanese pharmaceutical company with exceptional clinical and life cycle management expertise. Zenyaku has established a successful track record in developing novel biologics and gaining regulatory approvals, as well as successfully commercializing dermatology therapies in Japan,” said Dr Carl Firth, CEO, ASLAN Pharmaceuticals. “The burden of AD is significant and growing in Japan – there are 5 million people living with the disease1 and millions more who live with other Type 2 driven diseases. As we approach late-stage development of eblasakimab globally, it was important for us to identify a partner like Zenyaku who can apply its experience to accelerate the development of eblasakimab in Japan.”

“As the burden of living with moderate-to-severe AD continues to grow in Japan, there is an increasing demand for more innovative, effective and convenient treatments from physicians and patients,” said Koichi Hashimoto, President and Chief Executive Officer of Zenyaku Kogyo. “We are very pleased to partner with ASLAN as we expand our dermatology portfolio, and eblasakimab’s unique mechanism of action and the potential for a safe, efficacious, and convenient treatment for moderate-to-severe AD, represents an important and strategic addition to our pipeline. Based on the positive data generated to date, we believe that eblasakimab has the potential to be a first-in-class differentiated therapy for AD in Japan.”

About eblasakimab

Eblasakimab is a potential first-in-class monoclonal antibody targeting the IL-13 receptor subunit of the Type 2 receptor, a key pathway driving several allergic inflammatory diseases. Eblasakimab’s unique mechanism of action enables specific blockade of the Type 2 receptor and has the potential to improve upon current biologics used to treat allergic disease. By blocking the Type 2 receptor, eblasakimab prevents signaling through both interleukin 4 (IL-4) and interleukin 13 (IL-13) – the key drivers of inflammation in atopic dermatitis (AD). Positive results from a Phase 1b multiple-ascending-dose study established proof-of-concept for eblasakimab and supported its potential as a novel, differentiated treatment for AD. ASLAN is currently conducting TREK-AD, a Phase 2b trial to evaluate eblasakimab in biologic naïve moderate-to-severe AD patients, with topline readout expected in early July 2023. ASLAN is also investigating eblasakimab in dupilumab experienced, moderate-to-severe AD patients in the Phase 2 trial TREK-DX, with data expected in the first quarter of 2024.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor, in the global Phase 2b TREK-AD trial in moderate-to-severe atopic dermatitis (AD) patients and the Phase 2 TREK-DX trial in dupilumab-experienced AD patients. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata in a Phase 2 proof-of-concept trial with an interim readout expected in the first quarter of 2024. ASLAN has a team in California and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.

About Zenyaku Kogyo

Zenyaku Kogyo, a subsidiary of Zenyaku Holdings, is a privately held Japanese pharmaceutical company, established in 1950 and headquartered in Tokyo, Japan. The company develops dermatological and anti-cancer drugs in Japan including Rituxan®, an anti-CD20 antibody for the treatment of B-cell Non-Hodgkin’s Lymphoma. The Zenyaku Holdings group of companies, with over 600 employees, co-markets Rituxan® with Chugai Pharmaceutical Co., Ltd., and other prescription drugs including Perazolin for oncology indications and Zefnart, a topical antifungal preparation and has an OTC consumer healthcare portfolio in dermatology. Zenyaku Kogyo’s ongoing research interests are focused on dermatology, cancer, autoimmune diseases, and antibody therapeutics. For additional information in Japanese, please visit www.zenyaku.co.jp.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the “Company”). These forward-looking statements may include, but are not limited to, statements regarding the upfront payment and other potential fees, milestone and royalty payments and development activities under the strategic license agreement, the potential benefits of the Company’s product candidates and anticipated timelines and milestones with respect to the Company’s development programs; the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for eblasakimab and farudodstat; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis and of farudodstat as a first-in-class treatment for alopecia areata; and the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, without limitation, the fact that the Company will have limited control over the efforts and resources that Zenyaku devotes to advancing development programs under the strategic license agreement; the Company may not receive the potential fees and payments under the strategic license agreement or fully realize the benefits of the strategic license agreement; the Company may never exercise its option to reacquire the rights to eblasakimab in Japan in the future; unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Notes

1.	Decision Resources Group, Atopic Dermatitis Disease Landscape and Forecast report 2022

Ends

ASLAN Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com